Exhibit 99.1

GasLog Ltd. Places a Newbuilding Order at Daewoo Shipbuilding and Marine Engineering Co., Ltd.

Hamilton, Bermuda, November 30, 2021 — GasLog Ltd., (“GasLog” or “Company”) today announces that it has ordered four newbuild 174,000 cubic meter liquefied natural gas carriers with the latest generation MEGI propulsion from Daewoo Shipbuilding and Marine Engineering Co., Ltd. for delivery in 2024 and 2025.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 39 LNG carriers (35 on the water plus 4 under construction). Of these vessels, 21 are owned by GasLog, three have been sold and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP.